Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Execution of Credit Agreement in
connection with the Basin Ranch Project

Singapore, October 28, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Basin Ranch, LLC (the “Project Company”), a company held indirectly (70%, as of the date hereof) by CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, has entered into a credit agreement (the “Credit Agreement”) within the framework of financing agreements with the Public Utility Commission of Texas through the Texas Energy Fund (“TEF”) for an approximately $1.1 billion loan (the “TEF Loan”). OPC further announced that the Credit Agreement is held in escrow and is expected to be released subject to and upon financial closing of the TEF Loan which is planned within the coming days.

As previously announced by OPC, the TEF Loan will be used to fund a portion of the costs for the Basin Ranch natural gas project in Texas, a project with an estimated capacity of 1.35 GW (the “Basin Ranch Project”). For further information on the Basin Ranch Project, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 28, 2025 and June 9, 2025.

The interest rate on the TEF Loan is 3% per annum. The loan principal is repayable in quarterly principal repayments commencing on March 31, 2031 in an amount equal to 0.25% per quarter through to March 31, 2032 with mortgage-style repayments thereafter. The TEF Loan matures on September 30, 2045.

The TEF Loan is secured by pledges on the Basin Ranch Project.

The Credit Agreement includes covenants, including financial covenants applicable to the Project Company, other covenants applicable to CPV, additional commitments at the equity holder level, including under the Equity Contribution Agreement (as defined and described below) and events of default provisions.

Direct and indirect equity holders of the Project Company, including CPV, are parties to an equity contribution agreement (the “Equity Contribution Agreement”) which has yet to be executed as of the date of hereof, in connection with their commitment to provide equity for the Basin Ranch Project. For operational reasons and to facilitate financial closing in accordance with various requirements, OPC has extended a short-term bridge loan to CPV in an amount of $150 million (the “Bridge Loan”), which is required to be repaid shortly after the financial closing of the TEF Loan. In addition, as of the date hereof, and as previously disclosed by OPC, letters of credit in respect of CPV’s share of the Basin Ranch Project are backed by OPC guarantees or were provided from certain of OPC’s credit facilities.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” or other similar expressions. These statements include statements about the Credit Agreement and its expected completion, including the terms and conditions thereof, the Equity Contribution Agreement, the Bridge Loan, the Basin Ranch Project, including expected attributes of the project such as capacity and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Equity Contribution Agreement, including risks relating to agreement on the terms of, execution of and closing of the Equity Contribution Agreement, risks relating to the Bridge Loan, including risks relating to repayment of the Bridge Loan by CPV to OPC, risks relating to the letters of credit and OPC's guarantee in respect of CPV’s share of the project, risks relating to the Credit Agreement, including meeting conditions of and compliance with the terms of and covenants thereof, risks relating to agreement on the terms of, and execution of, the Credit Agreement and, closing and funding of the Credit Agreement, risks relating to the Basin Ranch Project, including relating to meeting conditions for the Basin Ranch Project, funding for the project and the ultimate cost, timing and other conditions and/or requirements necessary to complete the Basin Ranch Project to the extent it proceeds, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.